COLUMBIA FUNDS VARIABLE INSURANCE TRUST I

ONE FINANCIAL CENTER

BOSTON, MA 02111

Writer’s Direct Contact

(617) 772-3743

February 17, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Variable Insurance Trust I (the “Trust”)
Post-Effective Amendment No. 30 to Registration Statement on Form N-1A
Registration File Nos.: 333-40265; 811-08481

Dear Ladies and Gentlemen:

In connection with the registration of the Trust under the Investment Company Act of 1940 (the “1940 Act”) and the issuance of an indefinite number of its securities under the Securities Act of 1933 (the “1933 Act”), we are transmitting for filing on EDGAR, pursuant to Rule 485(a) under the 1933 Act, Post-Effective Amendment No. 30 under the 1933 Act and Amendment No. 31 under the 1940 Act to the Trust’s Registration Statement on Form N-1A.

The purpose of the filing is to effect certain changes to the prospectuses for Columbia High Yield Fund, Variable Series, a series of the Trust, resulting from the termination of the fund’s sub-adviser and assumption of day-to-day management responsibilities by the fund’s adviser. Specifically, the section of the prospectuses describing the fund’s investment strategies used by the fund’s adviser.

We expect Columbia High Yield Fund, Variable Series to change its name to Columbia Variable Portfolio- High Income Fund on or before May 2, 2011. As a result, the name of the fund on the prospectuses is the future name.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.772.3743.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga Assistant Secretary Columbia Funds Variable Insurance Trust I One Financial Center Boston, MA 02111